The Loev Law Firm, PC
6300 West Loop South, Suite 280
Bellaire, Texas 77401
Telephone (713) 524-4110
 Facsimile (713) 524-4122

October 27, 2010

Ryan Houseal
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Phone Number: (202) 551-3105
Facsimile Number: (202) 772-9210

Re:	Net Profits Ten Inc.
Amendment No. 2 to Registration Statement on Form S-l
Filed August 16, 2010
File No. 333-167777

In response to your comment letter dated August 31, 2010, Net Profits Ten Inc. (the “Company,” “Net Profits,” “we,” and “us”) has the following responses:

Description of Business

1,           You indicate that your software "will enable" the military and others to create interactive yearbooks on CD/DVD and that the software "is intended" to help groups raise money through the sale of such CD/DVDs. You also discuss in this section the company's plans for software and website development, as well as for marketing and distribution. As a development stage company, any discussion of your business plan should be balanced with disclosure that your business may not materialize in the event you are unable to execute on your plan. Ensure that all claims relating to events that you expect to occur at a future time are expressed as objectives that may not be accomplished. To the extent your filing continues to include statements that predict accomplishments in the future, expand to provide meaningful discussions of the events or circumstances that may prevent the accomplishment of these objectives. This comment applies to disclosure throughout your filing, including Management's Discussion and Analysis or Plan of Operation. Please revise accordingly.

RESPONSE:

The Company has revised and updated the Amended Registration Statement to include language regarding the Company’s “planned” operations and the fact that the Company’s business may not materialize in the future in the event it is unable to execute its business plan.  The Company has also referred readers to the “risk factors” section of the filing for risks which may prevent the Company from executing on its business plan.

Objectives

2.           We note the disclosures that you have added to your filing stating that each of your CD/DVDs "can possibly be sold for approximately $12-$25 per unit" and that the "potential to raise money is quite significant." Please provide support for these assertions, and if they represent the company's beliefs, please so indicate in the filing. As you are aware, you must be able to support on a reasonable basis all claims made in the registration statement.

RESPONSE:

The Company has clarified that the $12-$25 estimated price is only an estimate, based on the Company’s beliefs, and that such final prices will be determined by the customer.

3.           We note that in May 2010 you generated approximately $5,000 in revenues from the sale of a basic version of your Mil Yearbook product. However, we also note that you intend to further develop your product to include a private-chat like feature and multiple party capabilities. Your current disclosures on page 28 indicate that you plan to price your software at around $500. Tell us whether this is the price for your software as it currently exists or whether this is the price you intend to charge once the additional features are added and revise your disclosures as necessary. Also, tell us the number of units that were sold in May 2010 and please clarify whether any of these sales were to related parties.

RESPONSE:

The Company has revised its disclosures to include the information you have requested.

Industry estimates of the Growing Internet Population

4.           You cite language from the Morgan Stanley "Internet Trends" research report that 'leading Internet companies should, over time, be able to generate strong double-digit top-line growth, and as the financial models scale towards higher long-term margins, should be able to generate even stronger earnings growth." Given that the report's growth estimates refer to "leading internet companies" and you are a development stage company with a limited operating history that has earned no significant revenues, please tell us how this reference to the report is helpful for potential investors.

RESPONSE:

The Company has removed the reference to the projected growth rates of “leading internet companies” in the amended Registration Statement filing.

5.           You indicate on page 27 that the Morgan Stanley "Internet Trends" research report cited is dated April 12, 2010. However, the Morgan Stanley research report that was provided in response to prior comment 2 is dated April 2004. Please provide us supplementally with a copy of the report cited in the registration statement, marked to highlight the portion containing the data used in the prospectus.

RESPONSE:

The date of the report has been updated to reflect the April 2004 date of the prior Morgan Stanley research report as previously provided to the Commission.

Growth of Electronic Commerce

6.           We note the executive summary of the report by Forrester Research, Inc. that was provided in response to prior comment 2. The executive summary indicates that Forrester's forecast for online retail sales from 2009 to 2014 assumes a 10% compound annual growth rate, yet your disclosure on page 28 states that "Forrester Research believes that electronic commerce activity in the United States... will grow at a compounded annual growth rate of 19% over the next five years." Please revise your disclosure as necessary to ensure that it is consistent with the cited report; or advise.

RESPONSE:

The Company has updated its disclosures as requested.

Competition

7.           Your disclosures on page 29 indicate that you are not aware of any military yearbook suppliers offering digital services at this time. However, it appears that Ruthy Navon is also the founder and chief executive officer of YearBook Alive, a company that also produces digital yearbooks for schools, clubs and groups and the military. Tell us, if it is your position, why you believe YearBookAlive would not be considered a competitor of the company.

RESPONSE:

The Company has revised and updated the amended Registration Statement significantly to more accurately disclose the relationship between the Company and RN Consulting d/b/a YearBook Alive; Ms. Navon’s relationship to RN Consulting; and to disclose and provide risks and other information regarding the Company’s October 11, 2010 Licensing Agreement with RN Consulting.  As a result of the added and clarified disclosure, as well as the Company’s and RN Consulting’s entry into the Licensing Agreement, the Company does not believe that RN Consulting (Year Book Alive) is a competitor due to the Licensing Agreement and the terms and conditions thereof as disclosed in the Amended Registration Statement.

Directors. Executive Officers. Promoters and Control Persons

Promoters

8.           This subsection discusses the company's relationship with Ruthy Navon but does not clearly identify her as a promoter. Please revise to clarify, if accurate, that Ms. Navon is a promoter of the company, and ensure that you have provided the disclosure relating to promoters required by Item 404(d)(2) and Item 401(g) of Regulation S-K.  Alternatively, explain in your response letter why you believe Ms. Navon is not a "promoter" within the meaning of Rule 405 under the Securities Act of 1933.

RESPONSE:

The prior disclosure has been revised to clarify that Ms. Navon is considered a “promoter” of the Company and to include the information required by Regulation S-K.

9.           We note the following disclosure: "Ruthy Navon, because of her relationship to the Company and as a result of the Independent Contractors Agreement she entered into with the Company, through the entity which she controls, is considered a 'control person' of the Company." Please explain more clearly how you concluded that that Ms. Navon is a control person of the company. In this regard, we note that the scope of the duties of the entity controlled by Ms. Navon pursuant to the Independent Contractor Agreement appears limited to assisting Net Profits Ten obtain a quotation for its common stock on the OTCBB, and we note further disclosure on page 37 that Ms. Navon does not own any interest in Net Profits Ten. In light of the apparently-limited scope of the Independent Contractor Agreement and the lack of ownership of Net Profits Ten by Ms. Navon, please advise how Ms. Navon possesses, directly or indirectly, the power to direct the direction of the company's management and policies, whether through the Independent Contractor Agreement or otherwise. Refer to the definition of "control" contained in Rule 405 under the Securities Act.

RESPONSE:

The prior disclosure has been revised to clarify that Ms. Navon is considered a “promoter” of the Company and not a “control person”.

Certain Relationships and Related Transactions

10.           We again refer to the Independent Contractor Agreement between Net Profits Ten and an entity controlled by Ruthy Navon to which you refer elsewhere in the registration statement. We note also that Ms. Navon served as secretary of the company until June 2010 and that she may be a promoter of the company. In light of the foregoing, please provide in this section the information called for by Item 404(a) and/or (c) of Regulation S-K with respect to the Independent Contractor Agreement and any other applicable transaction between the company and Ms. Navon; or advise why you believe no such disclosure is required. See Item 404(d).

RESPONSE:

The Company has revised the filing to include the information you have requested.

Unaudited Financial Statements

General

11.           Revise to clearly identify your interim financial statements as those of a development stage company and to also include cumulative financial information from the date of inception through June 30, 2010. We refer you to ASC 915-205-45-2 through 45-6.

RESPONSE:

As the Company generated revenues during the three months ended June 30, 2010, the Company does not believe that it is considered a development stage company and as such is no longer required to present cumulative financial information from the date of inception through June 30, 2010, as it would be required to present if it were still considered a development stage company.

Balance Sheets

12.           Revise to change the date of your balance sheet to December 31, 2009.

RESPONSE:

The Company has revised its financial statements accordingly.

Audited Financial Statements

Notes to Consolidated Financial Statements

General

13.           We again note that Ms. Navon appears to be the founder and chief executive officer of YearBookAlive, a company that also produces digital yearbooks for schools, clubs and the military. Tell us whether any of the technology used in your software platform and/or products were obtained from either Ms. Navon or YearBookAlive.com and if so, tell us how you accounted for such acquisition.

RESPONSE:

The Company has added disclosure in the footnotes to the financial statements to disclose the License Agreement between the Company and RN Consulting Services, d/b/a YearBook Alive Software; however, the Company’s management does not believe that there are any other required accountings required in connection with the Licensing Agreement as there was no consideration exchanged between the parties.

14.           We note from your response to prior comment 16 you believe pursuant to ASU 2010-09 that you are not required to disclose the date through which subsequent events have been evaluated. Considering your registration statement is not yet effective, you arc not considered an SEC filer as defined in ASC 855-10-20. Therefore, as previously requested, please revise to disclose (a) the date through which subsequent events have been evaluated and (b) if it is based on the date the financial statements were issued or were available to be issued pursuant to ASC 855-10-50-1.

RESPONSE:

The Company has revised its financial statements and footnotes to include the disclosure required by ASC 855-10 as you have requested.

Report of Independent Registered Public Accounting Firm, page F-8

15.           We note from your response to prior comment 15 that the company has no operations in Israel and none of your assets, liabilities, revenues or expenses are located in Israel. Tell us where in the United States you conduct your operations and where you maintain your books and records. In addition, we note from your disclosures on page 12 that Messrs. David and Dasuka each devote approximately 20 to 25 hours a week to the company. Describe the services they are providing. Also, tell us if they are conducting such services from Israel and if so, tell us how this impacts the company's ability to conduct your operations. To the extent that all of your operations are maintained solely by your independent contractor, Ms. Navon, tell us how you propose to create the necessary accounting controls and procedures and to maintain the appropriate records in order to maintain effective disclosure controls and procedures and internal controls over financial reporting.

RESPONSE:

We have been advised that the majority of the Company’s operations are conducted online over the Internet.  The Company’s books and records are maintained at 5348 Vegas Drive Suite 662, Las Vegas Nevada 89108 and the Company’s website is hosted by www.site5.com, which is based in the United States.  Mr. David currently works to implement and revise the company’s software from his location in Israel. Mr. Dasuka currently works to market the Company’s software with companies which sell military products through the world from his location in Israel.  Both Mr. David and Mr. Dasuka provide their services in Israel, however, the Company does not believe that the location of such services impacts the Company’s ability to conduct its operations as stated above; nearly all of the Company’s operations take place over and through the Internet which the Company believes makes its physical location immaterial.  Ms. Navon is not solely responsible for maintaining the Company’s operations; however, the Company currently books all sales, expenses and other financial transactions (which have been minimal to date) in Quickbooks, which is then provided to the Company’s independent accountants for review.  As both Mr. David and Mr. Dasuka have access to and review the Quickbooks file, Internet website and financial statements of the Company, the Company does not believe that there are any issues associated with the maintenance of effective controls and procedures; however, the Company may choose to engage additional U.S. based consultants and/or officers in the event the Company’s operations grow to a point where its current officers and consultants cannot effectively maintain disclosure controls and procedures and/or effective internal control over financial reporting, as funding permits.

Sincerely,

/s/ John S. Gillies
John S. Gillies
Associate